Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 3 DATED MAY 3, 2022

TO THE PROSPECTUS DATED MARCH 17, 2022

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated March 17, 2022, Supplement No. 1 dated April 7, 2022, and Supplement No. 2 dated April 13, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our offerings;
•
our acquisition of properties located in Newark, Delaware and Levittown, Pennsylvania; and
•
an update regarding our debt.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.4 million in Class P shares, or approximately 10.5 million Class P shares. On March 17, 2022, our public offering was declared effective. As of April 27, 2022 we had sold approximately 40,000 Class A shares, no shares of Class T and no shares of Class W for gross offering proceeds of approximately $0.4 million of our public offering. As of April 27, 2022, approximately $1.1 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Acquisitions of Properties

Newark Property

As previously disclosed, on April 6, 2022, an affiliate of SmartStop Self Storage REIT, Inc. assigned its interest in a purchase and sale agreement (the “Two Property Portfolio PSA”) with an unaffiliated third party for the acquisition of a self storage facility located in Newark, Delaware (the “Newark Property”) to a wholly-owned subsidiary of our operating partnership.

On April 26, 2022, we closed on the acquisition of the Newark Property. The Newark Property is a self storage facility that contains approximately 80,650 net rentable square feet of storage space and 830 self storage units. The purchase price of the Newark Property was approximately $19.7 million, plus closing costs and an acquisition fee equal to approximately $0.2 million which was paid to our advisor. We funded such acquisition with a draw on the Huntington Credit Facility and the Huntington Bridge Loan.

Levittown Property

As previously disclosed, on April 6, 2022, an affiliate of SmartStop Self Storage REIT, Inc. assigned its interest in the Two Property Portfolio PSA with an unaffiliated third party for the acquisition of a self storage facility located in Levittown, Pennsylvania (the “Levittown Property”) to a wholly-owned subsidiary of our operating partnership.

On April 26, 2022, we closed on the acquisition of the Levittown Property. The Levittown Property is a self storage facility that contains approximately 78,000 net rentable square feet of storage space and 810 self storage units. The purchase price of the Levittown Property was approximately $21 million, plus closing costs and an acquisition fee equal to approximately $0.2 million which was paid to our advisor. We funded such acquisition with a draw on the Huntington Credit Facility and the Huntington Bridge Loan.

Update Regarding our Debt

Huntington Credit Facility

On April 26, 2022, we, through a special purpose entity wholly owned by our operating partnership, added the Vancouver Property as additional security for the Huntington Credit Facility and drew the remaining $12.9 million of capacity of the Huntington Credit Facility to partially finance the acquisitions of the Newark Property and the Levittown Property.

Huntington Bridge Loan

On April 26, 2022, we, through three special purpose entities wholly owned by our operating partnership, entered into a bridge loan with Huntington in an amount equal to approximately $30.6 million (the “Huntington Bridge Loan”). The proceeds of the Huntington Bridge Loan were used to partially finance the acquisitions of the Newark Property and the Levittown Property.

The Huntington Bridge Loan is secured by a first mortgage or deed of trust on the Levittown Property, the Newark Property, and the Portland Property. The Huntington Bridge Loan has a maturity date of July 25, 2022. Payments due under the Huntington Bridge Loan are interest-only. The amounts outstanding under the Huntington Bridge Loan bear a floating rate equal to Secured Overnight Financing Rate (“SOFR”) plus 2.61%, adjusted monthly, with a floor of 3.25%. As of April 26, 2022, the interest rate on the Huntington Credit Facility is 3.25%. The loan may be prepaid either in whole or in part, at any time, without penalty or premium.

The Huntington Bridge Loan contains certain customary representations and warranties, affirmative, negative and financial covenants, borrowing conditions, and events of default.